EXHIBIT 99.7

BDO Dunwoody LLP Chartered Accountants And Advisors	Royal Bank Plaza P.O. Box 32 Toronto Ontario Canada M5J 2J8 Telephone: (416) 865-0200 Telefax: (416) 865-0887

Consent of Independent Registered Chartered Accountants

We consent to the use in this Annual Report on Form 40-F of our reports dated April 18, 2008 relating to the consolidated financial statements of Banro Corporation for the years ended December 31, 2007 and 2006 and 2005 and the effectiveness of Banro Corporations’s internal control over financial reporting as at December 31, 2007 (which reports (1) express an unqualified opinion on the consolidated financial statements and includes a separate report titled Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict referring to changes in accounting principles that have a material effect on the comparability of the financial statements and (2) express an adverse opinion on the Company’s Internal control over financial reporting because of the existence of material weaknesses) appearing in the Annual Report on Form 40-F, and to the reference to us under the heading “Interests of Experts” in the Annual Information Form dated March 31, 2008 filed as part of this Annual Report on Form 40-F.

Independent Registered Chartered Accountants

Toronto, Ontario, Canada

May 2, 2008